[Ropes & Gray Letterhead]

August 25, 2005

By EDGAR Transmission

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington DC 20549

Attention:	Howard M. Baik
Division of Corporate Finance

AAC Group Holding Corp.

Registration Statement on Form S-4 (File No. 333-121479)

Ladies and Gentlemen:

AAC Group Holding Corp. (the “Company”) has today filed via EDGAR Amendment No. 5 (the “Amendment”) to the above-captioned Registration Statement (the “Registration Statement”) relating to the exchange offer of the Company. We are also providing in paper form five additional copies of the Amendment, marked to show changes made to the Registration Statement as filed on August 8, 2005.

By letter dated August 19, 2005 from H. Christopher Owings, Assistant Director, the Company received the comments of the staff of the Division of Corporate Finance (the “Staff”) on the Company’s Registration Statement. The Amendment reflects changes made to respond to such comments, as well as to update the information contained herein. For your convenience, we have set forth below each of the Staff’s comments in bold, followed by a description of the Company’s response thereto:

Consolidated Financial Statements and Notes to Consolidated Financial Statements

Note 17: Business Segments (Restated), page F-36

1.	In your response to comment 1 in our letter dated June 22, 2005, you state that the operating segments of On Campus Class Rings and Retail Class Rings have been aggregated into one reportable segment. Please disclose that operating segments have been aggregated in accordance with paragraph 26.a. of FAS 131.

In response to the Staff’s comment, the Company has included the requested disclosure.

Form 8-K filed July 22, 2005

2.	It does not appear that you have included all of the information required by Item 5.02 of Form 8-K. Please advise or revise.

The Company notes the Staff’s comment, but believes that it has included all of the information required by Item 5.02 of Form 8-K. The Company notes that it did not include information in its Form 8-K related to terms of employment with Mr. Percenti. At the time of the announcement of Mr. Percenti’s appointment as the Company’s new chief executive officer, Mr. Percenti had not yet signed an employment agreement reflecting his status as chief executive officer, and his old employment agreement with the Company was still in place. Mr. Percenti has recently entered into an agreement reflecting his status as chief executive officer and the Company intends to file an amended Form 8-K disclosing the material terms of such agreement.

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Closing

We trust that the responses provided in this letter will be acceptable to the Staff. If you wish to discuss any of these matters further, please do not hesitate to contact the undersigned at (212) 841-8876, Carl Marcellino at (212) 841-0623, or Joel Freedman at (617) 951-7309.

Sincerely,

/s/ ALLEN K. PARKER

Allen K. Parker

Copies to: Dave Irving